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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             -----------------

                               SCHEDULE 14D-9*
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             -----------------

                            ASARCO INCORPORATED
                         (Name of Subject Company)

                            ASARCO INCORPORATED
                    (Name of Person(s) Filing Statement)

                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                 043413103
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                           FRANCIS R. MCALLISTER
                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ASARCO INCORPORATED
                              180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038
                               (212) 510-2000
               (Name, address and telephone number of person
             authorized to receive notice and communications on
                 behalf of the person(s) filing statement).

                              With Copies to:
                             J. MICHAEL SCHELL
                             MARGARET L. WOLFF
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000

*Relates to offer by Grupo Mexico S.A. de C.V.
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

      The name of the subject company is ASARCO Incorporated, a New Jersey corporation ("ASARCO"). The address of the principal executive offices of ASARCO is 180 Maiden Lane, New York, New York 10038. The title of the class of equity securities to which this Statement relates is the common stock, no par value per share, of ASARCO (the "ASARCO Common Stock"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of January 28, 1998, between ASARCO and The Bank of New York, as amended (the "ASARCO Rights Plan"). Except where the context otherwise requires, all references herein to the ASARCO Common Stock shall include the Rights.


ITEM 2.  TENDER OFFER OF THE BIDDER.

      This Statement relates to the tender offer for all of the outstanding shares of ASARCO Common Stock which is described in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") of Grupo Mexico, S.A. de C.V., a Mexican corporation ("Grupo Mexico"), and its wholly owned subsidiary, ASMEX Corporation, a Delaware corporation ("ASMEX"), filed with the Securities and Exchange Commission (the "Commission") on September 27, 1999. According to the Schedule 14D-1, Grupo Mexico is offering to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (together, the "Grupo Mexico $26.00 Per Share Offer"), all of the outstanding shares of ASARCO Common Stock at a price of $26.00 per share of ASARCO Common Stock, net to the seller in cash, without interest thereon.

      According to the Schedule 14D-1, Grupo Mexico intends to seek to negotiate with ASARCO with respect to the acquisition of ASARCO by Grupo Mexico in order to enter into a definitive merger agreement providing for such acquisition. Grupo Mexico intends, as soon as practicable after consummation of the Grupo Mexico $26.00 Per Share Offer, to seek to merge ASMEX with ASARCO, with ASARCO being the surviving corporation.

      According to the Schedule 14D-1, the principal executive offices of Grupo Mexico are located at Baja California 200, Colonia Roma Sur, 06760 Mexico City, Mexico.


ITEM 3.  IDENTITY AND BACKGROUND.

      (a) The name and business address of ASARCO, which is the person filing this Statement, are set forth in Item 1 above.

      (b) Except as described (i) in this Statement, (ii) on pages 10 through 20 of ASARCO's Proxy Statement, dated March 15, 1999 (the "1999 ASARCO Proxy Statement"), sent by ASARCO to its stockholders in connection with its Annual Meeting of Stockholders held on April 28, 1999, which are filed as Exhibit 1 to this Statement and incorporated herein by reference and (iii) under the headings "Interests of Certain Persons in the Merger--ASARCO Employment Agreements," "--ASARCO Stock Based Plans," and "--Other ASARCO Plans" on pages 62 through 64 of the joint proxy statement and prospectus of ASARCO, Cyprus Amax Minerals Company ("Cyprus Amax") and Asarco Cyprus Incorporated ("Asarco Cyprus"), dated August 20, 1999 (the "Joint Proxy Statement and Prospectus"), sent by ASARCO to its stockholders in connection with a special meeting of its stockholders that was to have been held on September 30, 1999 (the "Special Stockholders Meeting"), which are filed as Exhibit 2 to this Statement and incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between ASARCO or its affiliates and (1) its executive officers, directors or affiliates or (2) Grupo Mexico, its executive officers, directors or affiliates.

      In addition, ASARCO has taken the following actions pursuant to authority exercised by the Board of Directors and the Organization and Compensation Committee of the Board of Directors (the "Committee"):

      1. Incentive compensation awards for the year 1999 have been established and approved for eligible recipients based upon improvements in the returns to ASARCO's stockholders resulting from the proposed merger of ASARCO and Cyprus Amax, anticipated increases in copper production and reduction in the cost of ASARCO's copper production. The awards are payable upon the closing of any transaction that would constitute a "change in control" of ASARCO. The aggregate amount payable pursuant to such awards is $10.4 million.

      2. ASARCO amended two Employee Non-Qualified Deferred Compensation Plans of ASARCO to provide for compensation to each participant for the amount of lost tax deferral benefits resulting from the acceleration of benefits resulting from any "change of control" of ASARCO. The aggregate incremental cost of this amendment is approximately $2.1 million.

      3. Under ASARCO's 1996 and 1990 Stock Incentive Plans the term "Exercise Event" is defined to include a merger, tender offer or a change in a majority of the ASARCO Board of Directors resulting from a proxy contest. The Committee exercised its administrative authority under the Plans to designate the consummation of a transaction with Phelps Dodge Corporation ("Phelps Dodge") or Grupo Mexico an "Exercise Event" under the Plans. At the current exchange offer price announced by Phelps Dodge on September 22, 1999, the exercise of all limited rights presently outstanding under the Plans that contain an "in-the-money" exercise price would cost an estimated $5.9 million. At the current Grupo Mexico offer price of $26.00 per share, the exercise of all limited rights presently outstanding under the Plans that contain an "in-the-money" exercise price would cost an estimated $6.1 million. The Committee also has the discretion under the Plans to adjust the terms of outstanding options in a manner it deems appropriate and equitable if it determines that a proposed transaction may materially and adversely affect the market value of the ASARCO Common Stock following the transaction. The Plans permit options to be adjusted by substituting the publicly traded stock of a successor corporation for the ASARCO Common Stock upon the exercise of an option following consummation of the transaction without adjustment to the exercise price of the option. Pursuant to this authority, the Committee determined to substitute shares of common stock of Phelps Dodge or the equity securities of Grupo Mexico, as the case may be, for the shares of ASARCO Common Stock subject to the options and to adjust the options accordingly, subject to either company becoming a successor corporation as contemplated in the Plans. The Committee also determined to adjust the terms of the options granted prior to January 1999 under the 1996 Stock Incentive Plan to permit the exercise of such options following termination of employment by ASARCO for up to the full term of the option and to adjust the terms of the outstanding options granted under the 1990 Stock Incentive Plan to permit the exercise of those options until the earlier of the expiration date of the option and three years following termination of employment with the consent of ASARCO and the optionees. The Committee determined that all terminations of employment by reason of early retirement are to be deemed to be with the consent of ASARCO, and it further determined that optionees currently employed by a subsidiary of ASARCO will be considered terminated with consent if their employer ceases to be a subsidiary of ASARCO.

      The consummation of the Grupo Mexico $26.00 Per Share Offer on the terms described in the Schedule 14D-1 would constitute a change in control for purposes of the contracts, agreements and arrangements described above and in the 1999 ASARCO Proxy Statement and the Joint Proxy Statement and Prospectus which description is incorporated herein by reference.

      On August 4, 1994, ASARCO entered into an option agreement granting Grupo Mexico an option to purchase 56,321,704 common shares, Series B Class I, of Grupo Mexico at an exercise price of US$1.40 per share. The option expires on August 11, 2001. A copy of the Series B Stock Option Agreement is filed as Exhibit 3 to this Statement and is incorporated herein by reference.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      (a) Recommendation of the ASARCO Board of Directors

      AS MORE FULLY DESCRIBED BELOW, THE ASARCO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF ASARCO COMMON STOCK REJECT THE GRUPO MEXICO $26.00 PER SHARE OFFER AND CURRENTLY NOT TENDER THEIR SHARES IN THE GRUPO MEXICO $26.00 PER SHARE OFFER.

      (b) Background; Reasons for the ASARCO Board's Recommendation

      Background

      During the evening of September 23, 1999, Mr. German Larrea Mota-Velasco, the Chairman of the Board and Chief Executive Officer of Grupo Mexico, telephoned Mr. Francis R. McAllister, the Chairman of the Board and Chief Executive Officer of ASARCO, to inquire, among other things, about the timing of any ASARCO Board meeting and whether or when the ASARCO Board would take action in response to the Phelps Dodge revised exchange offer relating to the ASARCO Common Stock. Mr. McAllister stated that no meeting had been scheduled at that time.

      On the morning of September 24, 1999, Mr. McAllister and Mr. Milton
H. Ward, Chairman, Chief Executive Officer and President of Cyprus Amax, met with Mr. Douglas Yearley, Chairman and Chief Executive Officer of Phelps Dodge, to discuss the increased terms of the Phelps Dodge exchange offers for the two companies.

      Following the meeting with Phelps Dodge, Mr. McAllister and Mr. Ward agreed to contact other companies in the industry, including Grupo Mexico, to determine if any of them would have an interest in considering a transaction with both companies. It was agreed that the companies or their advisors would make the contacts.

      In the afternoon of September 24, 1999 Mr. Larrea's office contacted Mr. McAllister's office indicating that Mr. Larrea had important papers for the ASARCO Board meeting. Mr. McAllister directed his office to respond that no meeting of the Board was scheduled and that if Mr. Larrea had important papers for the Board they should be sent promptly and they would be forwarded to the ASARCO Board members.

      Later in the afternoon on September 24, 1999, Mr. Larrea and Mr. McAllister spoke by telephone. Mr. Larrea again inquired as to the timing of the ASARCO Board meeting and whether or when the ASARCO Board would take action in response to the Phelps Dodge revised exchange offer relating to the ASARCO Common Stock. Mr. Larrea told Mr. McAllister that he had important papers for members of the Board. Mr. McAllister again indicated that there was no Board meeting scheduled, but that it was possible in light of events that one would be held over the weekend.

      Thereafter, Mr. Larrea called Mr. McAllister to inform him that he would be telecopying important documents to Mr. McAllister for the attention of the ASARCO Board. Shortly thereafter, the following letter was telecopied to Mr. McAllister's office:


                                                            "German Larrea
                                                            Chairman and CEO
                                                            September 24, 1999


      "Mr. Francis McAllister
      Chairman and Chief Executive Officer
      ASARCO Incorporated
      180 Maiden Lane
      New York, New York  10038

      "Dear Frank:

            "We have followed with considerable interest the developments that have transpired since the announcement of your proposed transaction with Cyprus Amax Minerals Company, including most recently Phelps Dodge Corporation's September 22, 1999 announcement that it was improving its pending exchange offer to acquire ASARCO Incorporated and your announcement yesterday that your board of directors intends to meet to consider the Phelps Dodge Corporation offer "this week."

            "Given the time constraints of the current situation, we will commence on Monday a tender offer, through a wholly owned subsidiary, to ASARCO's shareholders for all outstanding shares of ASARCO at $26.00 per share in cash. The offer will be conditioned upon, among other things, Grupo Mexico, S.A. de C.V., its wholly owned subsidiary and ASARCO entering into a merger agreement, the number of shares being tendered constituting at least 80% of the outstanding ASARCO shares on a fully diluted basis when taken together with our own holdings.

            "As you know, in the past we have expressed an interest in exploring the possibility of a combination of our two companies' operations. We believe that a business combination between Grupo Mexico and ASARCO would create a low cost international mining entity with greatly increased ore reserves and the ability to realize significant cost saving synergies. Furthermore, in our capacity as your largest single shareholder, we have obviously considered the relative economic merits of the shareholder value inherent in your existing transaction with the Cyprus Amax and the transaction proposed by Phelps Dodge. We also considered alternatives that address our desire to increase our cost efficiencies and production capacity while simultaneously providing all of your other shareholders an opportunity to maximize the value of their investment now, rather than rely on projections of possible future benefits that may or may not be ultimately realized under the transaction contemplated by your existing agreement or the pro-rated part cash/part stock transaction proposed by Phelps Dodge. Our offer provides such an alternative.

            "We would be prepared to proceed on the basis of a negotiated merger agreement with you in which we would expect to receive only the same representations and warranties as you have made under your existing agreement with Cyprus Amax. Our execution of a merger agreement would not be contingent upon a due diligence review. Furthermore, we are confident that consummation of our proposed transaction would not require any burdensome regulatory approvals.

            "Our proposal presents an attractive opportunity for ASARCO and its shareholders. The offer price of $26.00 per share would represent a premium of approximately 41% over ASARCO's unaffected price per share on August 20, 1999, immediately prior to the announcement of Phelps Dodge's proposal. As a result of the all-cash nature of our offer, your shareholders will immediately receive the entire premium for their ASARCO shares regardless of the performance of the stock market generally or of the market for copper following the close of our transaction. Briefly put, we believe our proposal is in the best interests of your shareholders. We also believe that our combined operations would serve the interests of the employees, customers, suppliers and local communities of each company.

            "Our proposed transaction is not subject to a financing condition. In that regard, we have obtained a signed commitment letter from The Chase Manhattan Bank and Chase Securities Inc. providing for the full amount of financing necessary to complete our offer.

            "As you are aware, the federal securities laws, as well as the laws of the United States of Mexico, require that we promptly make public disclosure of our intentions outlined in this letter.

            "We and our advisors are prepared to meet with ASARCO and its advisors to negotiate and finalize all necessary documentation to reflect the transaction outlined above.

            "Please advise me of the manner in which you and your board of directors would like to proceed.

                                    "Very truly yours,


                                    /s/  GERMAN LARREA
                                    German Larrea"

      After Mr. McAllister received the letter he telephoned Mr. Larrea to inform him that he would forward copies of the letter to the members of his Board of Directors and his legal and financial advisors. Shortly thereafter the contents of the letter were released by Grupo Mexico to the press.

      On Friday, October 1, 1999, Grupo Mexico was provided with a form of merger agreement acceptable to ASARCO, together with the related disclosure schedules. In addition, on Friday evening, October 1, 1999, Mr. McAllister and Mr. Larrea met and discussed the Grupo Mexico $26.00 Per Share Offer and the intention of ASARCO to maximize stockholder value. Mr. Larrea proposed that ASARCO enter into a merger agreement with Grupo Mexico at $26.00 per share. Because of indications that superior offers from others may be made, Mr. McAllister said he did not believe the Board would be prepared to do that. Between September 27, 1999 and the date hereof, representatives of ASARCO's legal and financial advisors have engaged in discussions with representatives of Grupo Mexico's legal and financial advisory team with respect to the Grupo Mexico $26.00 Per Share Offer, the proposed form of merger agreement and the process being conducted by ASARCO to maximize value for all stockholders.

      The Board of Directors of ASARCO met on October 4, 1999 and authorized management to initiate a process designed to elicit the best possible transaction for its stockholders.

      Reasons for the ASARCO Board's Recommendation

      In reaching its recommendation described above, the ASARCO Board of Directors considered a number of factors, including the following:

      1. On September 27, 1999, the Board of Directors of ASARCO authorized management to explore all available strategic alternatives that could maximize stockholder value for ASARCO. Consistent with that objective ASARCO and Cyprus Amax amended their merger agreement, among other things, to enable each company to act independently to fulfill that mandate and to allow either company to terminate the merger agreement upon the payment of the applicable termination fee.

      2. Also on Monday, September 27, 1999, Grupo Mexico commenced the Grupo Mexico $26.00 Per Share Offer.

      3. On September 30, 1999, following payment to ASARCO of a $45 million termination fee, Cyprus Amax notified ASARCO that it was terminating the merger agreement between the two of them.

      4. Phelps Dodge's amended exchange offer in which it is currently offering to exchange $9.00 in cash plus 0.2880 of a share of Phelps Dodge common stock for each share of ASARCO Common Stock, on a fully prorated basis, remains outstanding.

      5. Phelps Dodge delivered a letter to ASARCO on Monday, September 27, 1999, in which they stated "We remain determined to acquire ASARCO and are prepared to meet with you to discuss a revised proposal SUPERIOR to those you are now considering."

      6. ASARCO promptly invited Phelps Dodge to meet to discuss its superior proposal and is expecting a reply to that invitation.

      7. The process to maximize stockholder value that is being undertaken by ASARCO's management has not been completed.

      The foregoing discussion of the factors considered by the ASARCO Board of Directors is not intended to be exhaustive but includes all material factors considered by the Board. The ASARCO Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance, and individual directors may have given different weights to different factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

      THE ASARCO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS OF ASARCO REJECT THE GRUPO MEXICO $26.00 PER SHARE OFFER AND CURRENTLY NOT TENDER THEIR SHARES IN THE GRUPO MEXICO $26.00 PER SHARE OFFER.


ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      Pursuant to the terms of the engagement of Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), ASARCO has agreed to pay Credit Suisse First Boston an aggregate fee of $11 million for its financial advisory services in connection with an "Alternative Business Combination" transaction, which is defined to include, among other things, any merger, consolidation, joint venture or other similar business combination involving ASARCO and any third party (other than Cyprus Amax ). ASARCO also has agreed to reimburse Credit Suisse First Boston for all of its out-of-pocket expenses, including the fees and expenses of its legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related persons and entities against liabilities, including liabilities under the federal securities laws, arising out of Credit Suisse First Boston's engagement.

      Credit Suisse First Boston has in the past provided financial services to ASARCO and Grupo Mexico unrelated to the Grupo Mexico $26.00 Per Share Offer for which Credit Suisse First Boston has received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of ASARCO and Grupo Mexico for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

      Morrow & Co. ("Morrow") has assisted ASARCO in connection with the Cyprus Amax transaction and may assist ASARCO in connection with the Grupo Mexico $26.00 Per Share Offer. Morrow will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. ASARCO has agreed to indemnify Morrow against certain liabilities arising out of or in connection with its engagement.

      Kekst & Co. ("Kekst") has acted as public relations advisor to ASARCO in connection with the Cyprus Amax transaction and may do so in connection with the Grupo Mexico $26.00 Per Share Offer. Kekst will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with its engagement.

      Except as set forth above, neither ASARCO nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to stockholders on its behalf concerning the Grupo Mexico $26.00 Per Share Offer.


ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

      (a) To the best knowledge of ASARCO, no transactions in ASARCO Common Stock have been effected during the past 60 days by ASARCO or any executive officer, director, affiliate or subsidiary of ASARCO.

      (b) To the best knowledge of ASARCO, its executive officers, directors, affiliates and subsidiaries do not presently intend to tender any shares of ASARCO Common Stock which are held of record or are beneficially owned by such persons pursuant to the Grupo Mexico $26.00 Per Share Offer or to otherwise sell any such shares.


ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

      (a) and (b) Item 4 above contains a description of the various contacts between ASARCO and Grupo Mexico held between September 23, 1999, the date of Mr. Larrea's initial communication with ASARCO, and October 4, 1999, the date on which the Grupo Mexico $26.00 Per Share Offer was reviewed and considered by the Board of Directors of ASARCO with the assistance of ASARCO's management and its legal and financial advisors. As more fully described in Item 4, at its October 4, 1999 meeting, the Board of Directors of ASARCO unanimously determined to recommend that all holders of ASARCO Common Stock reject the Grupo Mexico $26.00 Per Share Offer and currently not tender their shares in the Grupo Mexico $26.00 Per Share Offer. The factors considered by the ASARCO Board of Directors in making its determination with respect to the Grupo Mexico $26.00 Per Share Offer are described in Item 4 above.

      At its September 30, 1999 meeting, the ASARCO Board of Directors determined to postpone the occurrence of a Distribution Date (as defined in the ASARCO Rights Plan) as a result of the public announcement of the Grupo Mexico $26.00 Per Share Offer until such later date as determined by the ASARCO Board of Directors.

      The Board of Directors of ASARCO has authorized management to explore all available strategic alternatives that could achieve maximization of stockholder value for ASARCO. Discussions and negotiations are underway in pursuit of this strategic objective. The alternatives being explored could lead to and involve further negotiations that may result in: (i) an extraordinary transaction, such as a merger or reorganization, involving ASARCO or any of subsidiary of ASARCO and another company; (ii) a purchase, sale or transfer of a material amount of assets by ASARCO or one or more subsidiaries of ASARCO; (iii) a tender or exchange offer for or other acquisition of securities of ASARCO; or (iv) a material change in the present capitalization or dividend policy of ASARCO. At its October 4, 1999 meeting, the ASARCO Board of Directors authorized management to initiate a process designed to elicit the best possible transaction for its stockholders.

      The Board of Directors of ASARCO has determined that disclosure of the possible terms of any transactions or proposals of the type referred to above in this Item 7 prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and has, accordingly, adopted a resolution directing management not to disclose such possible terms, or the parties thereto, until such an agreement has been reached.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      The ASARCO Rights Plan. The ASARCO Rights Plan provides for the issuance of one Right for each outstanding share of ASARCO Common Stock. Each Right entitles the holder to purchase one one-hundredth of a share of Junior Participating Preferred Stock, without par value, at a price of $90.00 per one one-hundredth of a share.

      Initially, the Rights will be evidenced by certificates representing shares of ASARCO Common Stock and will be transferable only in connection with the transfer of the underlying common stock. No separate certificates representing the Rights will be distributed. The Rights will separate from the shares of ASARCO Common Stock and be represented by separate certificates on the earlier of (i) the close of business on the tenth business day after a person acquires 15% of the outstanding shares of ASARCO Common Stock or (ii) the close of business on the tenth business day (unless the Board of Directors of ASARCO sets a later date) after a person commences a tender or exchange offer which would result in such person being the beneficial owner of 15% of the outstanding shares of ASARCO Common Stock (the earlier of (i) and (ii), the "Distribution Date").

      After the Rights separate from the shares of ASARCO Common Stock, certificates representing the Rights (the "Rights Certificates") will be mailed to record holders of ASARCO Common Stock. Once distributed, the Rights will be represented solely by the Rights Certificates.

      All shares of ASARCO Common Stock issued prior to the date the Rights separate from the ASARCO Common Stock will be issued with the Rights attached. The Rights will not be exercisable until the date the Rights separate from the ASARCO Common Stock. The Rights will expire on January 31, 2008 unless earlier redeemed by ASARCO.

      If an acquiror becomes the beneficial owner of 15% or more of the outstanding shares of ASARCO Common Stock (except pursuant to a tender or exchange offer for all outstanding shares of ASARCO Common Stock at a price and on terms determined by 2/3 of the continuing directors to be in the best interests of ASARCO and it stockholders), then each Right will become exercisable and will entitle the holder to purchase a number of shares of ASARCO Common Stock having a then current market value of twice the exercise price of each Right.

      If an acquiror becomes the beneficial owner of 15% or more of the outstanding shares of ASARCO Common Stock and either (i) ASARCO merges into another entity and is not the surviving corporation, (ii) another entity merges into ASARCO and all or part of the outstanding shares of ASARCO Common Stock are changed into or exchanged for securities of another entity or cash or any other property or (iii) ASARCO sells more than 50% of its assets or earning power to another entity, each Right will entitle the holder to purchase a number of shares of common stock of such other entity having a then current market value of twice the exercise price of each Right.

      Under the ASARCO Rights Plan, any Rights that are or were owned by an acquiror of more than 15% of the outstanding shares of ASARCO Common Stock will be null and void.

      The Board of Directors of ASARCO may, at its option, redeem all of the outstanding Rights under the ASARCO Rights Plan prior to the earlier of
(1) the tenth business day following the date at which an acquiror obtains 15% or more of the outstanding shares of ASARCO Common Stock or (2) the final expiration date of the ASARCO Rights Plan. The redemption price under the ASARCO Rights Plan will be $0.01 per Right, subject to adjustment. The right to exercise the Rights will terminate upon the action of the Board of Directors of ASARCO ordering the redemption of the Rights and the only right of the holders of the Rights will be to receive the redemption price.

      Holders of Rights have no rights as stockholders of ASARCO, including the right to vote or receive dividends, simply by virtue of holding the Rights.

      The ASARCO Rights Plan provides that ASARCO may amend the provisions of the ASARCO Rights Plan, except for those governing the redemption price of the Rights, without the approval of the holders of the Rights, prior to
(1) the tenth business day after an acquiror acquires 15% or more of the outstanding shares of ASARCO Common Stock or (2) the tenth business day after someone commences a tender or exchange offer which would result in such person being the beneficial owner of 15% or more of the outstanding shares of ASARCO Common Stock. However, after the date that an acquiror acquires 15% or more of the outstanding shares of ASARCO Common Stock or the date that someone commences a tender offer which would result in such person being the beneficial owner of 15% or more of the outstanding shares of ASARCO Common Stock, ASARCO may not amend the ASARCO Rights Plan in any way which would adversely affect the interests of the holders of Rights Certificates.

      On September 30, the ASARCO Board of Directors determined to postpone the occurrence of a Distribution Date as a result of the public announcement of the Grupo Mexico $26.00 Per Share Offer until such later date as determined by the ASARCO Board of Directors.

      Antitakeover Provisions. Sections 14A:10A-4 and -5 of the New Jersey Business Corporation Act restricts the ability of certain persons to acquire control of a New Jersey corporation. In general, a New Jersey corporation with its principal executive offices or significant operations in New Jersey may not engage in a business combination with an interested stockholder for a period of five years following the interested stockholder's becoming such. Such a business combination would be permitted where it is approved by the board of directors prior to the stock acquisition. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations. An interested stockholder is generally a stockholder owning at least 10% of the voting power of a corporation's outstanding shares.

      In addition, New Jersey corporations may not engage at any time with any interested stockholder in a business combination other than (i) a business combination approved by the board of directors of such corporation prior to the stock acquisition, (ii) a business combination approved by the affirmative vote of the holders of 662/3% of the voting stock not beneficially owned by such interested stockholder at a meeting for such purpose, or (iii) a business combination in which the interested stockholder pays a formula price designed to ensure that all other stockholders receive at least the highest price per share paid by such interested stockholder.

      A New Jersey corporation may not opt out of the foregoing provisions and the ASARCO Board of Directors has taken the necessary action to make the foregoing provisions of New Jersey law inapplicable to the Business Combination and the related transactions.

      The ASARCO certificate of incorporation provides that certain transactions, including a merger, significant asset sales and certain issuances or transfers of securities, with the beneficial owner of more than 10% of any class of capital stock of ASARCO generally require the affirmative vote of the holders of 80% of the outstanding shares of all classes of stock, voting together as a single class. The ASARCO certificate of incorporation also provides that certain affiliated transactions with an interested stockholder or any affiliate of an interested stockholder of ASARCO require, in addition to any vote required by law or in the ASARCO certificate of incorporation or by-laws, approval by a majority of the continuing directors.

      "Affiliated transaction" is defined in ASARCO's certificate of incorporation and generally includes significant transactions involving aggregate fair market value or commitments of more than $10 million or more than 1% of ASARCO's consolidated assets and certain other material arrangements. "Interested Stockholder" is also defined in the ASARCO certificate of incorporation and generally means a beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock of ASARCO. "Continuing director" is also defined in the ASARCO certificate of incorporation and generally means a director who is not affiliated with the interested stockholder and who was a director before the stockholder became an interested stockholder.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
-----------

Exhibit 1. Pages 10 through 20 of the Proxy Statement, dated March 15, 1999, relating to ASARCO's 1999 Annual Meeting of Stockholders.

Exhibit 2.  Pages 62 through 64 of the Joint Proxy Statement and
            Prospectus of ASARCO and Cyprus Amax, dated August 20, 1999, relating to ASARCO's Special Meeting of Stockholders to have been held on September 30, 1999.

Exhibit 3.  Series B Stock Option Agreement, dated as of August 4, 1994.

Exhibit 4.  Letter to Stockholders of ASARCO, dated September 9, 1999.*

-------------------
*     Included with Schedule 14D-9 mailed to stockholders.


                                 SIGNATURE


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    ASARCO INCORPORATED


                                    By /s/ Francis R. McAllister
                                       ______________________________________
                                       Name: Francis R. McAllister
                                       Title:Chairman and
                                             Chief Executive Officer


Dated:  October 4, 1999